Exhibit 99.1

Cuit 30-70496280-7

February 25, 2014

To:	Comisión Nacional de Valores (National Securities Exchange Commission)
Re:	Purchase of Shares of Banco de Galicia y Buenos Aires S.A.

To whom it may concern:

In accordance with Article 2, Section I of Chapter I, Title XII of the National Securities Exchange Commission regulations, we are writing to inform you that the Board of Directors of Grupo Financiero Galicia S.A. (the “Registrant” or “GFG”) resolved to acquire the remaining 2,123,962 shares of Banco de Galicia y Buenos Aires S.A. (the “Bank”) held by third parties, pursuant to Article 91 of Law No. 26,831.

Under the advisement of the independent firms of BDO Corporate Finance S.A. and MBA Lazard, the Board of Directors of the Registrant also approved to fix the price per share at Ps. $23.22 for each share held by third parties pursuant to Article 94 of Law 26,831. As such, the total aggregate purchase price of all the remaining shares of the Bank held by third parties amounts to Ps. $49,318,398.

Yours faithfully,

/s/ A. Enrique Pedemonte
A. Enrique Pedemonte

Authorized – Attorney-at-Law
Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.